LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR THIRD FISCAL QUARTER

-- **Third Quarter Net Loss of $216.9 Million, or $2.55 per Diluted Share, Including:**
  - **Non-Cash Intangible Asset Impairment Charges of $365.2 Million, or $3.11 per Diluted Share**
  - **Net Discrete Expenses and Other Tax Items of $10.5 Million, or $0.12 per Diluted Share**

-- **Assets Under Management of $727.2 Billion**

-- **Long-term Net Outflows of $8.5 Billion for the Quarter**

-- **Initiating New Global Operating Platform**
  - **Annual Expense Savings of $90 Million to $110 Million**
  - **Expected Costs to Implement of $130 Million to $150 Million**

Baltimore, Maryland - February 4, 2019 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2018.

	Quarters Ended			Nine Months Ended	
Financial Results	Dec	Sep	Dec	Dec	Dec
(Amounts in millions, except per share amounts)	2018	2018	2017	2018	2017
Operating Revenues	$ 704.3	$ 758.4	$ 793.1	$ 2,210.7	$ 2,355.3
Operating Expenses	940.7	622.7	820.4	2,185.7	2,131.0
Operating Income (Loss)	(236.4)	135.7	(27.3)	25.0	224.3
Net Income (Loss)[1]	(216.9)	72.8	149.2	(78.0)	275.8
Net Income (Loss) Per Share - Diluted[1]	(2.55)	0.82	1.58	(0.95)	2.86
Assets Under Management					
(Amounts in billions)					
End of Period Assets Under Management	$ 727.2	$ 755.4	$ 767.2	$ 727.2	$ 767.2
Average Assets Under Management	739.3	750.2	759.9	745.6	750.6

(1) Net Income (Loss) Attributable to Legg Mason, Inc.

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Legg Mason's quarterly results were negatively impacted by the industry's record net outflows from actively-managed U.S. mutual funds, as well as double-digit equity market losses. However, the diversification of our assets under management served to mitigate equity market declines, with Legg Mason's total AUM down just 4%. Furthermore, we continue to focus on working together with our Affiliates from both strategic and operational perspectives to better execute for our clients and shareholders. To that point, we are developing a new global operating platform to enhance collaboration to improve the efficiency and effectiveness of our multi-Affiliate model, while still prioritizing independent investment management. Over time, we believe a more integrated operating platform will benefit clients and create a path for continued growth."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Assets Under Management of $727.2 Billion

Assets Under Management were $727.2 billion at December 31, 2018 compared with $755.4 billion at September 30, 2018, resulting from $30.0 billion in negative market performance and other, $8.5 billion in long-term outflows and $0.2 billion in realizations, partially offset by liquidity inflows of $10.5 billion.

Assets Under Management	Quarter Ended December 31, 2018		
	AUM (in billions)	Flows (in billions)	Operating Revenue Yield [1]
Equity	$ 181.0	$ (3.3)	59 bps
Fixed Income	406.6	(5.1)	27 bps
Alternative	66.3	(0.1) [2]	59 bps
Long-Term Assets	653.9	(8.5)	
Liquidity	73.3	10.5	13 bps
Total	$ 727.2	$ 2.0	37 bps

(1) Operating revenue yield equals total operating revenues less performance fees divided by average AUM

(2) Excludes realizations of $0.2 billion

At December 31, 2018, fixed income represented 56% of AUM, while equity represented 25%, alternative represented 9% and liquidity represented 10%.

By geography, 68% of AUM was from clients domiciled in the United States and 32% from non-US domiciled clients.

Average AUM during the quarter was $739.3 billion compared to $750.2 billion in the prior quarter and $759.9 billion in the third quarter of fiscal year 2018. Average long-term AUM was $672.4 billion compared to $690.0 billion in the prior quarter and $685.3 billion in the third quarter of fiscal year 2018.

Quarterly Performance				
At December 31, 2018:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	41%	80%	73%	81%
% of Long-Term U.S. Fund Assets Beating Lipper Category Average	43%	69%	71%	65%

(3) See "Supplemental Data Regarding Quarterly Performance."

Of Legg Mason's long-term U.S. mutual fund assets, 59% were in funds rated 4 or 5 stars by Morningstar.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

2

Operating Results - Comparison to the Second Quarter of Fiscal Year 2019

Net loss was $216.9 million, or $2.55 per diluted share, compared to net income of $72.8 million, or $0.82 per diluted share, in the second quarter of fiscal year 2019. In addition to the net impact of the factors listed below, the decreased earnings were driven by lower average AUM and lower non-pass through performance fees.

This quarter's results included:
- Non-cash intangible asset impairment charges of $365.2 million, or $3.11 per diluted share, primarily related to commingled fund management contracts at EnTrustPermal and RARE Infrastructure.
- Net discrete expenses and other tax items of $10.5 million, or $0.12 per diluted share.
- Global operating platform implementation costs[4] of $5.9 million, or $0.05 per diluted share.

The prior quarter's results included:
- Discrete tax benefit related to the completion of a prior year audit of $2.8 million, or $0.03 per diluted share.
- Global operating platform implementation costs of $3.2 million, or $0.02 per diluted share.
- Real estate charge associated with the sublease of office space in the Company's Baltimore headquarters of $2.4 million, or $0.02 per diluted share.

Operating revenues of $704.3 million were down 7% compared to $758.4 million in the prior quarter reflecting:
- A decrease in separate account and fund advisory fee revenues of $27.7 million, or 4% reflecting lower average AUM.
- A $16.6 million decrease in pass-through performance fees.

Operating expenses were $940.7 million compared to $622.7 million in the prior quarter, but excluding the non-cash impairment charges of $365.2 million, expenses were down 8%, reflecting:
- Lower compensation of $48.0 million driven by lower operating revenues.
- An increase in other expenses of $10.8 million.
- A $10.8 million loss in the market value of deferred compensation and seed investments which is recorded as a decrease in compensation and benefits with an offset in non-operating income, as compared to a $4.0 million gain in the prior quarter.

Non-operating expense was $30.3 million, as compared to $24.8 million in the prior quarter reflecting:
- Losses on corporate investments, not offset in compensation, were $4.9 million compared with gains of $2.9 million in the prior quarter.
- A residual distribution of $8.4 million from an investment holding.
- Gains on funded deferred compensation and seed investments, as described above.
- A $2.6 million gain associated with the consolidation of sponsored investment vehicles compared to a $4.3 million loss in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was (33.6%) compared to 17.9% in the prior quarter, reflecting the impact of the non-cash impairment charges of $365.2 million. Operating margin, as adjusted[5], was 21.1%, as compared to 23.6% in the prior quarter.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $9.0 million compared to $11.3 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

(4) For the September and December quarters, global operating platform implementation costs include all collaboration initiatives costs
(5) See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

3

Operating Results - Comparison to the Third Quarter of Fiscal Year 2018

Net loss was $216.9 million, or $2.55 per diluted share, compared to net income of $149.2 million, or $1.58 per diluted share, in the third quarter of fiscal year 2018. In addition to the factors listed below, the decreased earnings were driven by lower average long-term AUM and lower non-pass through performance fees.

This quarter's results included:
- Non-cash intangible asset impairment charges of $365.2 million, or $3.11 per diluted share, primarily related to commingled fund management contracts at EnTrustPermal and RARE Infrastructure.
- Net discrete expenses and other tax items of $10.5 million, or $0.12 per diluted share.
- Global operating platform implementation costs of $5.9 million, or $0.05 per diluted share.

The prior year quarter's results included:
- One-time non-cash tax benefit of $213.7 million, or $2.27 per diluted share, related to the tax law change.
- Non-cash intangible asset impairment charge of $195.0 million, or $1.62 per diluted share.
- Discrete tax expense items of $7.4 million, or $0.08 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $1.3 million, or $0.01 per diluted share.

Operating revenues of $704.3 million down 11% compared with $793.1 million in the prior year quarter reflecting:
- Decreases principally due to lower average long-term AUM.
- A decrease in non-pass through performance fees of $43.8 million.

Operating expenses of $940.7 million were up 15% compared with $820.4 million in the prior year quarter reflecting:

- Non-cash intangible impairment charges of $365.2 million, compared with a non-cash impairment charge of $195.0 million in the prior year quarter.
- Decreased compensation, related to decreased revenues driven by lower average long-term AUM and performance fees.
- An increase in other expenses of $9.9 million.
- A $10.8 million loss in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared with a gain of $4.3 million in the prior year quarter.

Non-operating expense was $30.3 million, compared to $13.5 million in the prior year quarter reflecting:
- Losses on corporate investments, not offset in compensation, were $4.9 million compared with gains of $1.5 million in the prior year quarter.
- Losses on funded deferred compensation and seed investments this quarter, as compared to gains in the prior year quarter, as described above.
- A residual distribution of $8.4 million from an investment holding.
- A $2.6 million gain associated with the consolidation of sponsored investment vehicles, as compared to an $7.9 million gain in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was (33.6%) as compared to (3.4%) in the prior year quarter reflecting the impact of the non-cash impairment charges of $365.2 million this quarter and $195.0 million in the prior year quarter. Operating margin, as adjusted, was 21.1%, as compared to 27.2% in the prior year quarter.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $9.0 million, compared to $13.6 million in the prior year quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

4

Legg Mason
GLOBAL ASSET MANAGEMENT

Quarterly Business Developments and Recent Announcements

- Legg Mason initiated a new global operating platform, which will result in annual expense savings of $90 million to $110 million, and costs to implement of $130 million to $150 million.
- Legg Mason, Brandywine Global, ClearBridge Investments and Western Asset were all recognized by Pensions & Investments (P&I) in their Best Places to Work in Investment Management survey for 2018.
- Legg Mason was ranked #3 among 32 Capital Markets companies and was ranked in the top quintile overall in the Forbes/Just Capital annual ranking.
- Western Asset Management is the sub-advisor on the launch of the first active fixed income ETF in Australia on November 11, 2018, the Betashares Legg Mason Australia Bond Fund.

Balance Sheet

At December 31, 2018, Legg Mason's cash position was $835.2 million. Total debt was $2.2 billion, and stockholders' equity was $3.7 billion. The ratio of total debt to total capital was 38%, compared to 37% in the prior quarter. Seed investments totaled $224.2 million.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EST today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 48102569, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the Investor Relations section of www.leggmason.com.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the Investor Relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 48102569# when prompted. Please note that the replay will be available beginning at 8:00 p.m. EST on Monday, February 4, 2019, and ending at 11:59 p.m. EST on Monday, February 18, 2019.

About Legg Mason

Guided by a mission of Investing to Improve Lives,^{TM} Legg Mason helps investors globally achieve better financial outcomes by expanding choice across investment strategies, vehicles and investor access through independent investment managers with diverse expertise in equity, fixed income, alternative and liquidity investments. Legg Mason's assets under management are $727.2 billion as of December 31, 2018. To learn more, visit our web site, our newsroom, or follow us on LinkedIn, Twitter, or Facebook.

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual report on Form 10-K for the fiscal year ended March 31, 2018 and in the Company's quarterly reports on Form 10-Q.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately 89% of total AUM is included in strategy AUM as of December 31, 2018, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use regarding this presentation and is not directed toward existing or potential clients of Legg Mason.

At December 31, 2018:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark				
Fixed Income	19%	88%	81%	92%
Equity	56%	57%	36%	51%
Alternatives	75%	73%	93%	56%

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

At December 31, 2018:	1-Year	3-Year	5-Year	10-Year
% of Long-Term U.S. Fund Assets Beating Lipper Category Average				
Fixed Income	26%	75%	83%	84%
Equity	62%	63%	59%	44%
Alternatives (performance relates to only 3 funds)	30%	0%	0%	n/a

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2018	September 2018	December 2017	December 2018	December 2017
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 256,657	$ 261,567	$ 255,696	$ 778,119	$ 758,870
Funds	361,173	383,923	395,370	1,128,660	1,170,633
Performance fees	12,619	31,874	58,926	68,529	181,284
Distribution and service fees	72,185	79,074	81,463	230,449	241,037
Other	1,688	1,989	1,635	4,897	3,446
Total operating revenues	704,322	758,427	793,090	2,210,654	2,355,270
Operating Expenses:					
Compensation and benefits	316,876	364,885	362,071	1,043,329	1,143,329
Distribution and servicing	108,842	114,525	124,254	339,959	370,237
Communications and technology	56,664	57,489	54,239	170,893	155,841
Occupancy	24,077	27,352	24,982	76,333	74,561
Amortization of intangible assets	6,089	6,102	6,071	18,371	18,492
Impairment of intangible assets	365,200	—	195,000	365,200	229,000
Contingent consideration fair value adjustments	—	145	739	571	(15,811)
Other	63,001	52,201	53,067	171,021	155,330
Total operating expenses	940,749	622,699	820,423	2,185,677	2,130,979
Operating Income (Loss)	(236,427)	135,728	(27,333)	24,977	224,291
Non-Operating Income (Expense):					
Interest income	3,126	2,420	1,827	7,992	4,867
Interest expense	(28,770)	(29,860)	(29,088)	(88,547)	(87,431)
Other income (expense), net	(7,042)	6,627	5,519	6,837	24,196
Non-operating income (expense) of consolidated investment vehicles, net	2,369	(3,998)	8,225	1,954	11,316
Total non-operating income (expense)	(30,317)	(24,811)	(13,517)	(71,764)	(47,052)
Income Before Income Tax Provision (Benefit)	(266,744)	110,917	(40,850)	(46,787)	177,239
Income tax provision (benefit)	(60,354)	29,844	(209,396)	165	(142,468)
Net Income (Loss)	(206,390)	81,073	168,546	(46,952)	319,707
Less: Net income attributable to noncontrolling interests	10,498	8,270	19,324	31,043	43,901
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (216,888)	$ 72,803	$ 149,222	$ (77,995)	$ 275,806

(Continued)

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS), CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2018	September 2018	December 2017	December 2018	December 2017
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (216,888)	$ 72,803	$ 149,222	$ (77,995)	$ 275,806
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	1,049	2,577	5,347	3,190	9,639
Net Income (Loss) (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ (217,937)	$ 70,226	$ 143,875	$ (81,185)	$ 266,167
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ (2.55)	$ 0.82	$ 1.59	$ (0.95)	$ 2.87
Diluted	$ (2.55)	$ 0.82	$ 1.58	$ (0.95)	$ 2.86
Weighted-Average Number of Shares Outstanding: [2]					
Basic	85,537	85,482	90,377	85,381	92,770
Diluted	85,537	85,612	90,833	85,381	93,199

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,104, 3,156, and 3,357 for the quarters ended December 2018, September 2018, and December 2017, respectively, and 3,104 and 3,322 for the nine months ended December 2018 and December 2017, respectively.

[2] Diluted shares are the same as basic shares for periods with a loss.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended								
	December 2018			September 2018			December 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [(1)]	Consolidated Investment Vehicles and Other [(1)]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [(1)]	Consolidated Investment Vehicles and Other [(1)]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [(1)]	Consolidated Investment Vehicles and Other [(1)]	Consolidated Totals
Total operating revenues	$ 704,477	$ (155)	$ 704,322	$ 758,530	$ (103)	$ 758,427	$ 793,373	$ (283)	$ 793,090
Total operating expenses	940,561	188	940,749	622,430	269	622,699	819,984	439	820,423
Operating Income (Loss)	(236,084)	(343)	(236,427)	136,100	(372)	135,728	(26,611)	(722)	(27,333)
Non-operating income (expense)	(32,158)	1,841	(30,317)	(22,189)	(2,622)	(24,811)	(19,970)	6,453	(13,517)
Income (Loss) Before Income Tax Provision (Benefit)	(268,242)	1,498	(266,744)	113,911	(2,994)	110,917	(46,581)	5,731	(40,850)
Income tax provision (benefit)	(60,354)	—	(60,354)	29,844	—	29,844	(209,396)	—	(209,396)
Net Income (Loss)	(207,888)	1,498	(206,390)	84,067	(2,994)	81,073	162,815	5,731	168,546
Less: Net income (loss) attributable									
to noncontrolling interests	9,000	1,498	10,498	11,264	(2,994)	8,270	13,593	5,731	19,324
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (216,888)	$ —	$ (216,888)	$ 72,803	$ —	$ 72,803	$ 149,222	$ —	$ 149,222

	Nine Months Ended					
	December 2018			December 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [(1)]	Consolidated Investment Vehicles and Other [(1)]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [(1)]	Consolidated Investment Vehicles and Other [(1)]	Consolidated Totals
Total operating revenues	$ 2,211,115	$ (461)	$ 2,210,654	$ 2,355,620	$ (350)	$ 2,355,270
Total operating expenses	2,184,807	870	2,185,677	2,130,412	567	2,130,979
Operating Income (Loss)	26,308	(1,331)	24,977	225,208	(917)	224,291
Non-operating income (expense)	(74,131)	2,367	(71,764)	(55,892)	8,840	(47,052)
Income (Loss) Before Income Tax Provision (Benefit)	(47,823)	1,036	(46,787)	169,316	7,923	177,239
Income tax provision (benefit)	165	—	165	(142,468)	—	(142,468)
Net Income (Loss)	(47,988)	1,036	(46,952)	311,784	7,923	319,707
Less: Net income attributable						
to noncontrolling interests	30,007	1,036	31,043	35,978	7,923	43,901
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (77,995)	$ —	$ (77,995)	$ 275,806	$ —	$ 275,806

(1) Other represents consolidated sponsored investment products that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2018	September 2018	December 2017	December 2018	December 2017
Operating Revenues, GAAP basis	$ 704,322	$ 758,427	$ 793,090	$ 2,210,654	$ 2,355,270
Plus (less):					
Pass-through performance fees	(7,436)	(24,006)	(9,970)	(44,062)	(95,275)
Operating revenues eliminated upon consolidation of investment vehicles	155	103	283	461	350
Distribution and servicing expense excluding consolidated investment vehicles	(108,771)	(114,516)	(124,071)	(339,845)	(369,998)
Operating Revenues, as Adjusted	$ 588,270	$ 620,008	$ 659,332	$ 1,827,208	$ 1,890,347
Operating Income (Loss), GAAP basis	$ (236,427)	$ 135,728	$ (27,333)	$ 24,977	$ 224,291
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	(10,826)	3,964	4,333	(5,590)	14,585
Impairment of intangible assets	365,200	—	195,000	365,200	229,000
Amortization of intangible assets	6,089	6,102	6,071	18,371	18,492
Contingent consideration fair value adjustments	—	145	739	571	(15,811)
Charge related to regulatory matter	—	151	—	4,151	—
Operating loss of consolidated investment vehicles, net	343	372	722	1,331	917
Operating Income, as Adjusted	$ 124,379	$ 146,462	$ 179,532	$ 409,011	$ 471,474
Operating Margin, GAAP basis	(33.6) %	17.9 %	(3.4) %	1.1 %	9.5 %
Operating Margin, as Adjusted	21.1	23.6	27.2	22.4	24.9

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Nine Months Ended	
	December 2018	September 2018	December 2017	December 2018	December 2017
Cash provided by operating activities, GAAP basis	$ 256,591	$ 289,568	$ 116,912	$ 443,989	$ 291,818
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	28,259	29,341	28,503	86,956	85,176
Current tax expense (benefit)	(1,218)	9,975	8,823	17,635	24,557
Net change in assets and liabilities	(170,384)	(69,426)	27,338	(24,794)	97,672
Net change in assets and liabilities					
of consolidated investment vehicles	60,158	(84,704)	20,023	(9,966)	51,223
Net income attributable to noncontrolling interests	(10,498)	(8,270)	(19,324)	(31,043)	(43,901)
Net gains (losses) and earnings on investments	21,367	8,336	(4,163)	36,495	2,874
Net gains (losses) on consolidated investment vehicles	2,369	(3,998)	8,225	1,954	11,316
Other	(68)	153	663	(289)	934
Adjusted EBITDA	$ 186,576	$ 170,975	$ 187,000	$ 520,937	$ 521,669

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:	Quarters Ended				
	December 2018	September 2018	June 2018	March 2018	December 2017
Equity	$ 181.0	$ 214.5	$ 206.4	$ 203.0	$ 207.6
Fixed Income	406.6	411.0	412.3	422.3	420.1
Alternative	66.3	67.4	66.4	66.1	66.3
Long-Term Assets	653.9	692.9	685.1	691.4	694.0
Liquidity	73.3	62.5	59.5	62.7	73.2
Total	$ 727.2	$ 755.4	$ 744.6	$ 754.1	$ 767.2

By asset class (average):	Quarters Ended					Nine Months Ended	
	December 2018	September 2018	June 2018	March 2018	December 2017	December 2018	December 2017
Equity	$ 198.2	$ 212.2	$ 205.0	$ 208.8	$ 204.7	$ 204.1	$ 197.9
Fixed Income	407.4	411.4	416.7	422.2	414.8	411.9	408.7
Alternative	66.8	66.4	66.0	66.1	65.8	66.3	66.4
Long-Term Assets	672.4	690.0	687.7	697.1	685.3	682.3	673.0
Liquidity	66.9	60.2	61.8	69.8	74.6	63.3	77.6
Total	$ 739.3	$ 750.2	$ 749.5	$ 766.9	$ 759.9	$ 745.6	$ 750.6

Component Changes in Assets Under Management

	Quarters Ended					Nine Months Ended	
	December 2018	September 2018	June 2018	March 2018	December 2017	December 2018	December 2017
Beginning of period	$ 755.4	$ 744.6	$ 754.1	$ 767.2	$ 754.4	$ 754.1	$ 728.4
Net client cash flows:							
Equity	(3.3)	(1.1)	(2.2)	(2.1)	(3.2)	(6.6)	(4.6)
Fixed Income	(5.1)	(0.5)	1.3	2.8	5.4	(4.3)	6.6
Alternative	(0.1)	0.6	—	0.5	—	0.6	(1.5)
Long-Term flows	(8.5)	(1.0)	(0.9)	1.2	2.2	(10.3)	0.5
Liquidity	10.5	3.0	(2.9)	(10.7)	(2.3)	10.4	(13.6)
Total net client cash flows	2.0	2.0	(3.8)	(9.5)	(0.1)	0.1	(13.1)
Realizations[1]	(0.2)	(0.2)	(0.3)	(0.5)	(0.3)	(0.7)	(2.2)
Market performance and other	(30.0)	11.0	1.1	(6.0)	13.5	(17.8)	51.8
Impact of foreign exchange	—	(2.0)	(6.5)	2.9	(0.4)	(8.5)	2.5
Acquisitions (disposition), net	—	—	—	—	0.1	—	(0.2)
End of period	$ 727.2	$ 755.4	$ 744.6	$ 754.1	$ 767.2	$ 727.2	$ 767.2

(1) Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers).

(2) Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing arrangements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, unusual and other non-core charges (including the previously disclosed regulatory charge), and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests, which we refer to as "Operating Revenues, as Adjusted." The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), net, and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. We adjust for the impact of the amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Impairment charges, unusual and other non-core charges (including the previously disclosed regulatory charge), and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted, in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted, in the calculation to show the operating margin without performances fees which are passed through as compensation expense or net income (loss) attributable to noncontrolling interests per the terms of certain more recent acquisitions. Operating Revenues, as Adjusted, also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, unusual and other non-core charges (including the previously disclosed regulatory charge), and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Adjusted EBITDA

We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our stockholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

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